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                            February 2, 2023

       Peter McGoff
       Chief Legal Officer
       Rubrik, Inc.
       3495 Deer Creek Road
       Palo Alto, California 94304

                                                        Re: Rubrik, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
12, 2022
                                                            CIK No. 0001943896

       Dear Peter McGoff:

              We have reviewed your January 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 27, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Index to Consolidated Financial Statements, page F-1

   1. Please revise to include updated financials. Refer to Rule 3-12 of Regulation S-X.
 Peter McGoff
FirstName
Rubrik, Inc.LastNamePeter McGoff
Comapany2,NameRubrik,
February     2023       Inc.
February
Page  2 2, 2023 Page 2
FirstName LastName
Notes to Consolidated Financial Statements, page F-8

2. We note your response to prior comment 1 that you concluded that the transaction with
         Confluera did not meet the definition of a related party transaction in ASC 850-10-20.
         Notwithstanding that the transactions with Confluera may not be material, we note that the co-founder and chairman of the board of Confluera is your Chief Executive Officer and a member of your board of directors. As such, it appears that Confluera is a related party.
         Tell us how you considered that the definition of related parties in ASC 850-10-20 also includes other parties that can significantly influence the transacting parties.
        You may contact Becky Chow, Senior Staff Accountant, at 202-551-6524 or Melissa
Walsh, Senior Staff Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at
202-551-6356 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jon Avina